EXHIBIT 21.1

LIST OF SUBSIDIARIES OF

MESA AIR GROUP, INC.

1.	Mesa Airlines, Inc.

2.	Air Midwest, Inc.

3.	Freedom Airlines, Inc.

4.	MPD, Inc.

5.	Regional Aircraft Services, Inc.

6.	MAGI Insurance, Inc.

7.	Ritz Hotel Management Corp.

8.	Mesa Air Group Airline Inventory Management, L.L.C.